Filed Pursuant to Rule 424 (b)(3)
Registration Statement No. 333-29115

PROSPECTUS

9,275,000 Shares
Common Stock

This prospectus relates to the resale of up to 9,275,000 shares of our common stock, which may be offered for sale from time to time by the selling shareholder named in this prospectus. We are registering the offer and sale of shares of our common stock owned by the selling shareholder to satisfy registration rights we granted to the selling shareholder pursuant to a Registration Rights Agreement dated May 24, 2017.
The shares of common stock may be offered by the selling shareholder in any manner described under "Plan of Distribution" beginning on page 3 of this prospectus. The selling shareholder may sell the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions, at fixed or negotiated prices, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of our common stock by the selling shareholder.
Our shares of common stock are listed on The NASDAQ Global Select Market under the ticker symbol "FRED." The closing sale price on The NASDAQ Global Select Market for our shares of common stock on June 29, 2017 was $9.51 per share.
We may amend or supplement this prospectus from time to time. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our common stock involves risks. See "Risk Factors" on page 1, and in any prospectus supplement, and in any documents incorporated herein by reference.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we nor the selling shareholder have authorized anyone to provide you with different information. The selling shareholder is not making an offer of the shares in any state where such offer is not permitted.
Our principal executive offices are located at 4300 New Getwell Road,  Memphis, Tennessee 38118 and our telephone number is (901) 365-8880.

The date of this prospectus is July 19, 2017.

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS	i

WHERE YOU CAN FIND MORE INFORMATION	ii

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	iii

OUR COMPANY	1

RISK FACTORS	1

THE OFFERING	1

USE OF PROCEEDS	2

SELLING SHAREHOLDER	2

MATERIAL RELATIONSHIPS	3

RESALES	3

PLAN OF DISTRIBUTION	3

LEGAL MATTERS	5

EXPERTS	5

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC") using the "shelf" registration process. Under this shelf registration process, the selling shareholder named in this prospectus may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling shareholder may offer. Each time a selling shareholder offers the securities described in this prospectus, the selling shareholder is required to provide the offeree with this prospectus, and in certain cases, a prospectus supplement. A prospectus supplement may add, update or change information contained in this prospectus. This prospectus does not contain all the information provided in the registration statement filed with the SEC. You should carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information" before you make an investment decision.
You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.
This prospectus and any accompanying prospectus supplement may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners. As used in this prospectus, unless the context otherwise requires, all references to "we," "us," "our," the "Company" "Fred's" and "Fred's Pharmacy" refer to Fred's, Inc., a Tennessee corporation, and its subsidiaries, collectively. All references in this prospectus to our "common stock" refer to shares of Fred's Class A common stock, no par value.
All references to "this prospectus" refer to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.
i

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and on our corporate website at www.fredsinc.com. Information on our website does not constitute part of this prospectus. You may inspect without charge any documents filed by us at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available at the office of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.
We "incorporate by reference" into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been sold by the selling shareholder as described in this prospectus (other than, in each case, documents or information deemed to have been "furnished" and not "filed" in accordance with SEC rules) or such registration statement has been withdrawn:

●	our Annual Report on Form 10-K for the fiscal year ended January 28, 2017, filed with the SEC on April 13, 2017;
●	our Quarterly Report on Form 10-Q for the quarter ended April 29, 2017, filed with the SEC on June 8, 2017;
●
our Current Reports on Form 8-K filed on February 2, 2017, March 10, 2017, April 6, 2017, April 12, 2017, April 13, 2017, April 24, 2017, May 25, 2017, May 31, 2017, June 12, 2017, June 16, 2017, June 28, 2017 and June 29, 2017, respectively; and

●
the description of our Common Stock set forth in our registration statement on Form 10 filed with the SEC on May 15, 1991, as updated by the description of our preferred stock purchase rights in the registration statement on Form 8-A filed on December 27, 2016, and as further updated on May 31, 2017 and June 28, 2017.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118
Attn: Corporate Secretary
Tel: (901) 365-8880
Except as provided above, no other information, including information on our website, is incorporated by reference in this prospectus.
ii

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Other than statements based on historical facts, many of the matters discussed in this prospectus relate to events which we expect or anticipate may occur in the future. Such statements are defined as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996). The Reform Act created a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Fred's intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

The words "outlook", "guidance", "may", "should", "could", "believe", "anticipate", "project", "plan", "expect", "estimate", "objective", "forecast", "goal", "intend", "will likely result", or "will continue" and similar expressions generally identify forward-looking statements. All forward-looking statements are inherently uncertain, and concern matters that involve risks and other factors that may cause the actual performance of the Company to differ materially from the performance expressed or implied by these statements. Therefore, forward-looking statements should be evaluated in the context of these uncertainties and risks, including but not limited to: (i) the competitive nature of the industries in which we operate; (ii) the implementation of our strategic plan, and its impact on our sales, costs and operations; (iii) utilizing our existing and new stores and increasing our pharmacy department presence in new and existing stores; (iv) our reliance on a single supplier of pharmaceutical products; (v) our pharmaceutical drug pricing; (vi) reimbursement rates and the terms of our agreements with pharmacy benefit management companies; (vii) our private brands; (viii) the seasonality of our business and the impact of adverse weather conditions; (ix) operational difficulties; (x) merchandise supply and pricing; (xi) consumer demand and product mix; (xii) delayed openings and operating new stores and distribution facilities; (xiii) our employees; (xiv) risks relating to payment processing; (xv) our computer system, and the processes supported by our information technology infrastructure; (xvi) our ability to protect the person information of our customers and employees; (xvii) cyber-attacks; (xviii) changes in governmental regulations; (xix) the outcome of legal proceedings, including claims of product liability; (xx) insurance costs; (xxi) tax assessments and unclaimed property audits; (xxii) current economic conditions; (xxiii) changes in third-party reimbursements; (xxiv) the terms of our existing and future indebtedness; (xxv) our acquisitions, including our ability to obtain regulatory approval for our acquisitions and the ability to effectively integrate businesses that we acquire; and (xxvi) our ability to pay dividends.  Consequently, all forward-looking statements are qualified by this cautionary statement.

When considering forward-looking statements in this prospectus or that we make in reports or statements that are incorporated into this prospectus by reference, you should keep in mind the cautionary statements incorporated by reference into this prospectus. New risks and uncertainties arise from time to time, and we cannot predict when they may arise or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or other developments, except as required by applicable laws and regulations.
iii

OUR COMPANY

Fred's and its subsidiaries operate, as of April 29, 2017, 601 discount general merchandise stores and three specialty pharmacy-only locations, in fifteen states in the Southeastern United States. Included in the count of discount general merchandise stores are 14 franchised locations. There are 351 full service pharmacy departments located within our discount general merchandise stores, including one within franchised locations.

On May 24, 2017, we entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Alden Global Capital LLC ("Alden Global Capital") and Strategic Investment Opportunities LLC ("Strategic Investment Opportunities" and, together with any of its affiliates and associates solely in their capacity as holders of the Company's securities, collectively, the "Alden Shareholders"), for the resale by the Alden Shareholders of up to 9,275,000 shares of our common stock. As of June 29, 2017, the Alden Shareholders own 9,275,000 shares of our common stock, or approximately 24.3% of our outstanding shares of common stock. This registration statement is being filed to satisfy our obligations with respect to those shares under the Registration Rights Agreement.

The Company is a Tennessee corporation and our principal executive offices are located at 4300 New Getwell Road, Memphis, Tennessee 38118 and our telephone number is (901) 365-8880.  We maintain a website at www.fredsinc.com where general information about us is available.  Information on, or accessible through, our website is not part of this prospectus.

RISK FACTORS

Any investment in the shares is speculative and involves a high degree of risk. You should consider carefully the "Risk Factors" contained in our most recent Annual Report on Form 10-K, filed with the SEC and incorporated herein by reference. You should also carefully consider the information set forth under "Risk Factors" in any applicable prospectus supplement and in our filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to our most recent Annual Report on Form 10-K, incorporated by reference herein. You should also consider all other information contained in and incorporated by reference into this prospectus or any applicable prospectus supplement before making an investment decision. Additional risks and uncertainties that are currently unknown to us or that we currently consider to be immaterial may also adversely impair our business or adversely affect our financial condition or results of operations. If any of the events described in the risk factors incorporated by reference in this prospectus occurs, our business, financial condition or results of operations could be materially and adversely affected.

THE OFFERING

Issuer:	Fred's, Inc.
Shares Offered for Resale by the Selling Shareholder:	9,275,000
Common Stock Outstanding Prior to Any Resale of Shares:	38,032,663 shares of common stock as of June 29, 2017
Use of Proceeds:
The selling shareholder will receive all of the proceeds from the sale of any shares sold by it pursuant to this prospectus. We will not receive any proceeds from these sales. See "Use of Proceeds" below.

Market for Our Common Stock	Our shares of common stock are currently listed on The NASDAQ Global Select Market.
Ticker Symbol	"FRED"
Risk Factors	Any investment in the shares is speculative and involves a high degree of risk. You should carefully consider the information set forth under "Risk Factors" on page 1 of this prospectus.

USE OF PROCEEDS
We will not receive any proceeds from the sale of any shares by the selling shareholder.
The selling shareholder will receive all of the net proceeds from the sale of any shares under this prospectus. The selling shareholder will pay any underwriting discounts and commissions and expenses incurred by the selling shareholder for brokerage, accounting, tax, legal services or any other expenses incurred by the selling shareholder in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

SELLING SHAREHOLDER
This prospectus covers the public resale of the shares owned by the selling shareholder listed in the table below. The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares owned by it. The selling shareholder may sell some, all or none of the shares covered by this prospectus, and makes no representation that the shares will be offered for sale. The table below presents information regarding the selling shareholder and the shares that it may offer and sell from time to time under this prospectus.
The shares of common stock to be resold pursuant to this registration statement are owned by Strategic Investment Opportunities.  Alden Global Capital is the investment manager of Strategic Investment Opportunities, and Heath Freeman is the President of Alden Global Capital. Alden Global Capital is a Delaware limited liability company and its address is 885 Third Avenue, 34th Floor, New York, NY 10022.
The following table sets forth:

•	the number of shares beneficially owned by the selling shareholder prior to the sale of the shares covered by this prospectus;
•	the number of shares that may be offered by the selling shareholder pursuant to this prospectus;
•	the number of shares to be beneficially owned by the selling shareholder and its affiliates following the sale of any shares covered by this prospectus; and
•	the percentage of our issued and outstanding common stock to be beneficially owned by the selling shareholder and its affiliates following the sale of all shares covered by this prospectus.

All information with respect to common stock ownership of the selling shareholder has been furnished by or on behalf of the selling shareholder and is as of June 29, 2017. We believe, based on information supplied by the selling shareholder, that except as may otherwise be indicated in this section, the selling shareholder and their affiliates identified herein have sole voting and dispositive power with respect to the common stock reported as beneficially owned by it. Because the selling shareholder may sell some or all of the shares included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholder in the future. In addition, the selling shareholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock it holds in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which it provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling shareholder will sell all of the shares owned beneficially by it listed in the table below that are covered by this prospectus. Shares in the table below refer to shares of outstanding common stock.

We may amend or supplement this prospectus from time to time in the future to update or change the selling shareholders list and the securities that may be resold.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to this Offering	Number of Shares Available Pursuant to this Prospectus	Number of Shares Beneficially Owned After Sale of Shares	Percent of Outstanding Common Stock Beneficially Owned After Sale of Shares
Strategic Investment Opportunities LLC	9,275,000	9,275,000	—	—
(1)
As the investment manager of Strategic Investment Opportunities LLC, Alden Global Capital LLC, a Delaware limited liability company, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by the Strategic Investment Opportunities LLC. By virtue of Heath Freeman's position as the President of Alden Global Capital, Mr. Freeman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by Strategic Investment Opportunities LLC.

Beneficial ownership for the purposes of the table above is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the table above, we believe that the selling shareholder and their affiliates identified herein possess sole voting and investment power over all shares of common stock shown as beneficially owned by such selling shareholder and affiliates.

MATERIAL RELATIONSHIPS

On May 24, 2017, we entered into a Registration Rights Agreement with the Alden Shareholders for the resale of the shares of our common stock owned by the selling shareholder.  Prior to such date, the selling shareholder had purchased an aggregate of 9,275,000 shares of our common stock, in transactions to which we were not a party. This registration statement is being filed to satisfy our obligations under the Registration Rights Agreement.

RESALES

The selling shareholder and intermediaries through whom shares are sold may be deemed "underwriters" within the meaning of the Securities Act with respect to the shares offered by this prospectus, and any profits realized or commissions received may be deemed underwriting compensation.

Additional selling shareholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling shareholders will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from a selling shareholder named in this prospectus after the effective date of this prospectus.

PLAN OF DISTRIBUTION
We are registering 9,275,000 shares. The selling shareholder may, from time to time, sell, transfer or otherwise dispose of any or all of the shares on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The selling shareholder may use any one or more of the following methods when disposing of shares of our common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;
•	distributions to members, limited partners or stockholders of the selling shareholder;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the shares it owns and, if the selling shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholder to include any donee, pledgee, transferee or other successors-in-interest as a selling shareholder under this prospectus. The selling shareholder also may transfer the shares in other circumstances, in which case the donees, transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
The selling shareholder may elect to make a pro rata in-kind distribution of the shares of its common stock to its members pursuant to the registration statement of which this prospectus is a part by delivery of a prospectus. To the extent such member is not an affiliate of ours, such member would receive freely shares of common stock pursuant to the distribution.
In connection with the sale of the shares or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such shares in the course of hedging the positions they assume. The selling shareholder may also sell shares short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the selling shareholder from the sale of the shares offered hereby will be the purchase price of such shares less discounts or commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the resale of the shares.
The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that it meets the criteria and conforms to the requirements of that rule.
The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the common stock therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares covered by this prospectus may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares to be sold, the names of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the selling shareholder, and may agree to indemnify any underwriters for the shares, against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC will pass upon the validity of the shares covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements and schedules of Fred's, Inc. appearing in Fred's, Inc.'s Annual Report on Form 10-K as of January 28, 2017 and January 30, 2016 and for each of the three years in the period ended January 28, 2017, and management's assessment of the effectiveness of Fred's, Inc.'s internal control over financial reporting as of January 28, 2017 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of BDO USA LLP, an independent registered accounting firm, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.

9,275,000 Shares

Common Stock

PROSPECTUS

 July 19, 2017